JINKOSOLAR HOLDING CO., LTD.

1 Jingke Road,

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

February 11, 2010

VIA EDGAR

Tim Buchmiller, Senior Attorney

Geoffrey Kruczek, Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549 - 6010

Re:	JinkoSolar Holding Co., Ltd.

Withdrawal of Request for Acceleration of Effectiveness

Registration Statement on Form F-1 (No. 333-164432)

Ladies and Gentlemen:

JinkoSolar Holding Co., Ltd. hereby withdraws its request for the acceleration of effectiveness of the Registration Statement as set forth in its letter dated February 9, 2010.

(Signature Page to Follow)

Very truly yours,

JinkoSolar Holding Co., Ltd.

By:	/s/ Longgen ZHANG
Name:	Longgen ZHANG
Title:	Chief Financial Officer